SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

STANDARD PARKING CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

853790103

(CUSIP Number)

VCM STAN-CPC Holdings, LLC

2929 Arch Street, Suite 1800

Philadelphia, Pennsylvania 19104-7324

(215) 609-3400

With a copy to:

Alison S. Ressler

Sullivan & Cromwell LLP

1888 Century Park East

Los Angeles, California 90067-1725

(310) 712-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2012

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 853790103	Page 3 of 18 pages

1.	NAME OF REPORTING PERSON VCM STAN-CPC Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 1,204,388
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 1,204,388
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,204,388
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5% (1)
14.	TYPE OF REPORTING PERSON OO

(1)	Based on approximately 21,829,000 shares of Common Stock outstanding after the completion of the Merger described in this Schedule 13D, which includes 15,668,128 shares of Common Stock outstanding as of July 19, 2012 and 6,161,334 shares of Common Stock issued in connection with the Merger, as reported in the Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 2, 2012.

CUSIP No. 853790103	Page 4 of 18 pages

1.	NAME OF REPORTING PERSON Versa Capital Fund I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 1,204,388
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 1,204,388
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,204,388
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5% (1)
14.	TYPE OF REPORTING PERSON PN

(1)	Based on approximately 21,829,000 shares of Common Stock outstanding after the completion of the Merger described in this Schedule 13D, which includes 15,668,128 shares of Common Stock outstanding as of July 19, 2012 and 6,161,334 shares of Common Stock issued in connection with the Merger, as reported in the Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 2, 2012.

CUSIP No. 853790103	Page 5 of 18 pages

1.	NAME OF REPORTING PERSON Versa FGP-I, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 1,204,388
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 1,204,388
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,204,388
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5% (1)
14.	TYPE OF REPORTING PERSON PN

(1)	Based on approximately 21,829,000 shares of Common Stock outstanding after the completion of the Merger described in this Schedule 13D, which includes 15,668,128 shares of Common Stock outstanding as of July 19, 2012 and 6,161,334 shares of Common Stock issued in connection with the Merger, as reported in the Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 2, 2012.

CUSIP No. 853790103	Page 6 of 18 pages

1.	NAME OF REPORTING PERSON Versa UGP-I, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 1,204,388
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 1,204,388
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,204,388
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5% (1)
14.	TYPE OF REPORTING PERSON OO

(1)	Based on approximately 21,829,000 shares of Common Stock outstanding after the completion of the Merger described in this Schedule 13D, which includes 15,668,128 shares of Common Stock outstanding as of July 19, 2012 and 6,161,334 shares of Common Stock issued in connection with the Merger, as reported in the Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 2, 2012.

CUSIP No. 853790103	Page 7 of 18 pages

1.	NAME OF REPORTING PERSON Versa Fund Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 1,204,388
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 1,204,388
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,204,388
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5% (1)
14.	TYPE OF REPORTING PERSON OO

(1)	Based on approximately 21,829,000 shares of Common Stock outstanding after the completion of the Merger described in this Schedule 13D, which includes 15,668,128 shares of Common Stock outstanding as of July 19, 2012 and 6,161,334 shares of Common Stock issued in connection with the Merger, as reported in the Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 2, 2012.

CUSIP No. 853790103	Page 8 of 18 pages

1.	NAME OF REPORTING PERSON Versa Capital Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 1,204,388
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,204,388
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,204,388
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5% (1)
14.	TYPE OF REPORTING PERSON OO

(1)	Based on approximately 21,829,000 shares of Common Stock outstanding after the completion of the Merger described in this Schedule 13D, which includes 15,668,128 shares of Common Stock outstanding as of July 19, 2012 and 6,161,334 shares of Common Stock issued in connection with the Merger, as reported in the Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 2, 2012.

CUSIP No. 853790103	Page 9 of 18 pages

1.	NAME OF REPORTING PERSON Gregory L. Segall
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 1,204,388
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,204,388
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,204,388
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5% (1)
14.	TYPE OF REPORTING PERSON IN

(1)	Based on approximately 21,829,000 shares of Common Stock outstanding after the completion of the Merger described in this Schedule 13D, which includes 15,668,128 shares of Common Stock outstanding as of July 19, 2012 and 6,161,334 shares of Common Stock issued in connection with the Merger, as reported in the Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 2, 2012.

Page 10 of 18 pages

ITEM 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Standard Parking Corporation, a Delaware corporation (“Standard” or the “Issuer”). The principal executive offices of the Company are located at 900 North Michigan Avenue, Chicago, IL 60611-1542.

ITEM 2.	Identity and Background.

(a) The undersigned hereby file this Schedule 13D Statement on behalf of VCM STAN-CPC Holdings, LLC, a Delaware limited liability company (“VCM Holdings”), Versa Capital Fund I, L.P., a Delaware limited partnership (“Fund”), Versa FGP-I, LP, a Delaware limited partnership (“FGP”), Versa UGP-I, LLC, a Delaware limited liability company (“UGP”), Versa Fund Management, LLC, a Delaware limited liability company (“VFM”), Versa Capital Group, LLC, a Delaware limited liability company (“VCG”), and Gregory L. Segall (“GLS”). VCM Holdings, Fund, FGP, UGP, VFM, VCG and GLS are sometimes hereinafter referred to as the “Reporting Persons.”

(b) The principal place of business and the principal office address of each entity and individual named in this Item 2 is c/o Versa Capital Management, LLC, 2929 Arch Street, Suite 1800, Philadelphia, Pennsylvania 19104-7324.

(c) VCM Holdings is a Delaware limited liability company, the principal business of which is to hold the Common Stock. Fund is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. Prior to the effective time of the Merger (as defined below), the Fund and Versa Capital Fund I Parallel, L.P. (together with the Fund, the “Versa Funds”), directly or indirectly through one or more wholly-owned subsidiaries, owned collectively shares of capital stock of KCPC Holdings, Inc., a Delaware corporation (“Holdings”), representing approximately 20% of the outstanding capital stock of Holdings. The Versa Funds are members of VCM Holdings, and immediately prior to the effective time of the Merger, as defined and further described in this Schedule 13D, contributed to VCM Holdings all of their shares of Holdings.

FGP is a Delaware limited partnership, the principal business of which is to be the general partner of the Versa Funds. UGP is a Delaware limited liability company, the principal business of which is to be the general partner of FGP. VFM is a Delaware limited liability company, the principal business of which is to manage and control general partners of private equity funds. VCG is a Delaware limited liability company, the principal business of which is to manage and control general partners of private equity funds. GS is the chairman, president and chief executive officer of Versa Capital Management, LLC (“VCM”) and the controlling person of VCG. GS disclaims beneficial ownership of all securities reported herein, and the filing of this Schedule 13D shall not be deemed an admission that GS is the beneficial owner of, or has any pecuniary interest in, such securities for purposes of Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”), or for any other purposes.

As also further described in this Schedule 13D, Holdings is a party to a Sponsor Agreement dated as of October 2, 2012 (the “Sponsor Agreement”) by and among Holdings, Kohlberg CPC Rep, L.L.C. and 2929 CPC HoldCo, LLC (collectively, the “Holding Vehicles”). Based on the foregoing it is possible that the Holding Vehicles may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act, however the Reporting Persons do not affirm that such a group has been formed, and the Reporting Persons expressly disclaim beneficial ownership of any securities beneficially owned by any other person, and the securities reported herein as being beneficially owned by the Reporting Persons do not include any securities beneficially owned by any other person.

Page 11 of 18 pages

(d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The natural person identified in this Item 2 is a citizen of the United States of America.

ITEM 3.	Source and Amount of Funds or Other Consideration.

On February 28, 2012, Standard, Holdings, as the ultimate parent of Central Parking Corporation, a Tennessee corporation (“CPC”), Hermitage Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Standard (“Merger Sub”), and Kohlberg CPC Rep, L.L.C., in its capacity as the Stockholders’ Representative, entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement and subject to the terms and conditions thereof, on October 2, 2012 (the “Closing Date”), Merger Sub merged with and into Holdings, with Holdings surviving as a wholly-owned subsidiary of Standard (the “Merger”). On the Closing Date, pursuant to the Merger Agreement and subject to the terms and conditions thereof, at the effective time of the Merger the stockholders of Holdings (the “Central Stockholders”) became, in aggregate, entitled to receive 6,161,334 shares of Common Stock of the Issuer (the “Stock Consideration”). In addition, each Central Stockholder which held common stock, par value $0.01 per share of Holdings immediately before the effective time of the Merger, became entitled to receive, with respect to the shares of Holdings Common Stock held by such Central Stockholder, a pro rata portion of $27 million of total cash consideration (subject to adjustment as provided in the Merger Agreement) to be paid on the third anniversary of the closing of the Merger, to the extent not used to satisfy the Central Stockholders’ indemnity obligations that may arise under the Merger Agreement (the “Cash Consideration” and together with the Stock Consideration, the “Merger Consideration.”) The Merger Agreement is incorporated as Exhibit A hereto by reference to Exhibit 10.1 to the Issuer’s Report on Form 8-K dated February 28, 2012 and filed with the Securities and Exchange Commission on February 29, 2012 (the “2/28/12 8-K”), and any description thereof is qualified in its entirety by reference thereto. As a Central Stockholder, VCM Holdings received 1,204,388 shares of Common Stock as the Stock Consideration at the Closing.

ITEM 4.	Purpose of Transaction.

VCM Holdings acquired 1,204,388 shares of Common Stock as a result of the Merger described in Item 3 above. Pursuant to the Merger Agreement, immediately after the closing of the Merger, Standard increased the size of its board of directors (the “Standard Board”) from five (5) to eight (8) members and appointed individuals designated by Kohlberg CPC Rep, L.L.C., in its capacity as the Stockholders’ Representative on behalf of the Central Stockholders, to fill those vacancies. Following the Merger, Kohlberg CPC Rep, L.L.C., in its capacity as the Stockholders’ Representative on behalf of the Central Stockholders, will continue to have rights to designate members to the Standard Board in accordance with the Merger Agreement. The Sponsor Agreement referred to in Item 2 above allocates such rights among the Holding Vehicles, including VCM Holdings. Immediately following the closing of the Merger, Paul Halpern, VCM Holdings’ designee, became a member of the Standard Board. The Sponsor Agreement is filed herewith as Exhibit B, and any description thereof is qualified in its entirety by reference thereto.

Page 12 of 18 pages

Other than as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated above.

ITEM 5.	Interest in Securities of the Issuer.

(a)-(b) The information required in these paragraphs with respect to each Reporting Person is set forth in Rows 7 through 13 of the respective cover pages to this Schedule 13D and is incorporated herein by reference.

(c) Except as described in this Schedule 13D, to the knowledge of any of the Reporting Persons, no other transactions in the Common Stock were effected by the Reporting Person or any of the entities or persons named in Item 2 hereto during the sixty days prior to the date of this Schedule 13D.

(d) To the knowledge of any of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported in this Item 5.

(e)	Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth or incorporated in Items 3 and 4 is incorporated herein by reference.

Registration Rights Agreement

In connection with the Merger, on the Closing Date of the Merger, Standard entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Holding Vehicles, which requires Standard to file a shelf registration statement, registering for public sale by the Central Stockholders the Common Stock acquired by them as Stock Consideration in the Merger, no later than six months following the Closing Date. Under the Registration Rights Agreement, Standard is required to maintain the effectiveness of the shelf registration statement for resales of Common Stock by such Central Stockholders until the earliest of (i) the date upon which the registrable securities (as defined in the Registration Rights Agreement) are able to be sold without registration under the Securities Act of 1933 (the “Securities Act”), (ii) the date that all registrable securities have been sold and (iii) the seventh anniversary of the effective date of the shelf

Page 13 of 18 pages

registration statement. None of the Holding Vehicles are permitted to request an underwritten offering of registrable securities prior to the first anniversary of the Closing Date and, prior to the third anniversary of the Closing Date, none of the Holding Vehicles may make any offers or sales of registrable securities pursuant to a shelf registration except in a firm commitment underwritten public offering. The Registration Rights Agreement also provides the Holding Vehicles with piggyback registration rights for underwritten public offerings that Standard may effect for its own account or for the benefit of other selling stockholders. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is incorporated as Exhibit C hereto by reference to Exhibit 10.2 to the Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 2, 2012 (“10/2/12 8-K”), and any description thereof is qualified in its entirety by reference thereto. The Sponsor Agreement sets forth provisions relating to the exercise of such rights by the Holding Vehicles, including VCM Holdings.

Closing Agreements

On February 28, 2012, Standard entered into Closing Agreements with the majority of the Central Stockholders as of that date (the “Closing Agreements”), including the individual Versa Funds. Under the Closing Agreements, the Central Stockholders agreed, among other things, for a three year period following the closing of the Merger, to vote their shares of Common Stock in accordance with the Standard Board’s recommendations or, in specified cases, in proportion to the votes made by Standard’s stockholders. Additionally, the Closing Agreements provided that each Central Stockholder will be subject to a four-year “standstill period” following the closing of the Merger, during which each such stockholder will not, among other things, (i) acquire any additional voting securities of Standard, (ii) seek or propose a merger, acquisition, tender offer or other extraordinary transaction with respect to Standard, (iii) call a meeting of the Standard Stockholders or initiate a stockholder proposal, or (iv) form a “group” with any person with respect to the securities of Standard. The Closing Agreements also imposed certain restrictive covenants on certain of the Central Stockholders (including the Versa Funds) following the closing of the Merger, including, among others, (i) non-compete covenants, (ii) non-solicitation covenants, (iii) confidentiality obligations and (iv) non-disparagement requirements. The Closing Agreements entered into with the Versa Funds are incorporated as Exhibit D hereto by reference to Exhibit 10.4 to the 2/28/12 8-K, and any descriptions thereof are qualified in their entirety by reference thereto. As previously described in this Schedule 13D, immediately prior to at the effective time of the Merger, the Versa Funds contributed to VCM Holdings all of their shares of Holdings, and at such time VCM Holdings entered into a Closing Agreement with the Issuer (the “VCM Holdings Closing Agreement”). The VCM Holdings Closing Agreement is incorporated as Exhibit E hereto by reference to Exhibit 10.4 to the 10/2/12 8-K, and any description thereof is qualified in its entirety by reference thereto.

Sponsor Agreement

In addition to the arrangement with respect to the designation of members of the Standard Board described under Item 4, the Sponsor Agreement also requires the consent of holders of two-thirds of the Stock Consideration still held by the Central Stockholders in order for any Central Stockholder to transfer (a) any Common Stock during the first twelve months after the closing of the Merger or (b) 25% of such Central Stockholder’s Common Stock beginning twelve months after the Closing Date and ending eighteen months after the closing.

Page 14 of 18 pages

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A – Merger Agreement, incorporated by reference to Exhibit 10.1 to the Issuer’s Report on Form 8-K dated February 28, 2012 and filed with the Securities and Exchange Commission on February 29, 2012

Exhibit B – Sponsor Agreement, dated as of October 2, 2012, by and among Kohlberg CPC Rep, L.L.C., Holdings and 2929 CPC HoldCo, LLC

Exhibit C – Registration Rights Agreement, incorporated by reference to Exhibit 10.2 to the Issuer’s Report on Form 8-K dated October 2, 2012 and filed with the Securities and Exchange Commission on October 2, 2012

Exhibit D – Closing Agreements entered into with the Versa Funds, incorporated by reference to Exhibit 10.4 to the Issuer’s Report on Form 8-K dated February 28, 2012 and filed with the Securities and Exchange Commission on February 29, 2012

Exhibit E – VCM Holdings Closing Agreement, incorporated by reference to Exhibit 10.4 to the Issuer’s Report on Form 8-K dated October 2, 2012 and filed with the Securities and Exchange Commission on October 2, 2012

Exhibit F – Agreement pursuant to Rule 13d–1(k)

Exhibit G – Power of Attorney

Page 15 of 18 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

DATED: OCTOBER 12, 2012	By:	/s/ Gregory L. Segall
Name: Gregory L. Segall, as an individual and as Attorney-in-Fact for:

VCM STAN-CPC HOLDINGS, LLC (1)

VERSA CAPITAL FUND I, L.P. (1)

VERSA FGP-I, LP (1)

VERSA UGP-I, LLC (1)

VERSA FUND MANAGEMENT, LLC (1)

VERSA CAPITAL GROUP, LLC (1)

(1)A Power of Attorney authorizing Gregory L. Segall to act on behalf of this entity is filed as Exhibit G.

EXHIBIT INDEX

Exhibit	Document Description

A	Merger Agreement, incorporated by reference to Exhibit 10.1 to the Issuer’s Report on Form 8-K dated February 28, 2012 and filed with the Securities and Exchange Commission on February 29, 2012

B	Sponsor Agreement

C	Registration Rights Agreement, incorporated by reference to Exhibit 10.2 to the Issuer’s Report on Form 8-K dated October 2, 2012 and filed with the Securities and Exchange Commission on October 2, 2012

D	Closing Agreements entered into with the Versa Funds, incorporated by reference to Exhibit 10.4 to the Issuer’s Report on Form 8-K dated February 28, 2012 and filed with the Securities and Exchange Commission on February 29, 2012

E	VCM Holdings Closing Agreement, incorporated by reference to Exhibit 10.4 to the Issuer’s Report on Form 8-K dated October 2, 2012 and filed with the Securities and Exchange Commission on October 2, 2012

F	Agreement Pursuant to Rule 13d-1(k)

G	Power of Attorney